UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

July 25, 2023

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In the Matter of

Engage Mobility, Inc.
801 Brickell Avenue, 8th Floor
Miami, FL 33131

                ORDER DECLARING OFFERING
                STATEMENT ABANDONED UNDER THE
                SECURITIES ACT OF 1933, AS AMENDED

File No: 024-12002

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Engage Mobility, Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on July 25, 2023.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Larry Spirgel
Office Chief